Exhibit 6.10

PROMISSORY NOTE

$500,000	March 31, 2021
Hermosa Beach, CA

For value received, HAMMITT, INC, a California corporation, (hereinafter “Debtor”), promises to pay to the order of MGI ENTERPRISES LTD., a company formed under the laws of the British Virgin Islands, (hereinafter “Creditor”), the sum of FIVE HUNDRED THOUSAND DOLLARS ($500,000.00), as modified by Section 2 hereof, in accordance with the following terms:

1.       Indebtedness Purpose. Creditor is providing funds pursuant to this Promissory Note (the “Note”) to be used to pay outstanding amounts owed by Debtor to Jiangso May Diang, LTD.

2.       Interest Rate. Beginning on the date first set forth above, interest shall accrue on the outstanding principal balance of this Note at a rate of ten percent (10.0%) per annum, and shall be payable as provided in Section 3.

3.        Repayment. All unpaid principal and accrued interest shall be repaid in twelve (12) equal monthly payments beginning January 1, 2022. Payments of principal and interest shall be made in lawful money of the United States of America. This Note is subject to prepayment in whole or in part, without penalty or premium.

4.       Governing Law and Venue. This Note shall be governed under the laws of the State of California with venue for the resolution of any dispute arising hereunder to be in a court of competent jurisdiction situated in the County of Los Angeles, California, USA.

IN WITNESS WHEREOF, this Note is executed effective as the date first set forth above.

HAMMITT, INC. (Debtor)

By:
Name:	Andrew Forbes
Title:	Chief Executive Officer

MGI ENTERPRISES, LTD. (Creditor)

By:
Name:
Title: